UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 87418 / October 30, 2019

ADMINISTRATIVE PROCEEDING
File No. 3-19383

In the Matter of **LD Holdings, Inc.,** **Mansfield-Martin Exploration Mining, Inc., and** **RadTek, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO MANSFIELD-MARTIN EXPLORATION MINING, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Mansfield-Martin Exploration Mining, Inc. ("MCPI" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 26, 2019 pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Mansfield-Martin Exploration Mining, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

1.   Mansfield-Martin Exploration Mining, Inc. ("MCPI") (CIK No. 1516559) is a defaulted Nevada corporation located in Tombstone, Arizona with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). As of July 18, 2019, the common stock of MCPI was quoted on OTC Link, had nine market makers and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   MCPI has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since its Form 10-K for the period ended December 31, 2017.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of October 31, 2019.

By the Commission.

Vanessa A. Countryman
Secretary